Exhibit (a)(5)(j)

FILED
SUPERIOR COURT OF CALIFORNIA
COUNTY OF LOS ANGELES

MAR 2, 2011

John A. Clarke, Executive Officer/Clerk
BY	/s/ Mary Flores	, Deputy
Mary Flores

THE ROSEN LAW FIRM P.A.

LAURENCE ROSEN (CSB# 219683)

333 South Grand Avenue, 25th Floor

Los Angeles, CA 90071

Tel: (213) 785-2610

Fax: (213) 226-4684

Attorneys for Plaintiff

[Additional Counsel Appear on Signature Page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES

LEENA DAVE, Individually and on Behalf of	)	Case No. BC456389
All Others Similarly Situated,	)
)
Plaintiff,	)
	)	CLASS ACTION
vs.	)
)
EMERGENT GROUP INC., BRUCE J.	)	COMPLAINT BASED UPON SELF-
HABER, MARK WALDRON, HOWARD	)	DEALING AND BREACH OF
WALTMAN, K. DEANE READE, JR.,	)	FIDUCIARY DUTY
UNIVERSAL HOSPITAL SERVICES, INC.,	)
SUNRISE MERGER SUB, INC., and DOES	)
1-25, inclusive,	)
)
Defendants.	)

Plaintiff, by her undersigned attorneys, for her class action complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Emergent Group Inc. (“Emergent” or the “Company”) against Emergent and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin a proposed transaction announced on February 7, 2011 (the “Proposed Transaction”), pursuant to which Universal Hospital Services, Inc. and its wholly-owned subsidiary, Sunrise Merger Sub, Inc. (collectively, “UHS”) will acquire Emergent.

[SEAL]

2.                                       On or about February 6, 2011, the defendants caused Emergent to enter into an agreement and plan of merger (the “Merger Agreement”) to be acquired by UHS in a transaction by means of a cash tender offer (the “Tender Offer”) and second-step merger valued at approximately $70 million in the aggregate. According to the press release announcing the Proposed Transaction, the Tender Offer is expected to commence in “early March 2011” and is expected to close “within 45 to 90 days.”

3.                                       Moreover, the Proposed Transaction is particularly troubling in light of the fact that all of the Board members and certain other Company executives have entered into voting agreements with Emergent and UHS pursuant to which they committed to tender all of their shares of Emergent stock in the Tender Offer (the “Voting Agreements”). According to the press release announcing the Proposed Transaction, these directors and officers collectively own approximately 47% of the Company’s outstanding stock. These individuals, on information and belief, have made arragements to retain their jobs with UHS after consummation of the Proposed Transaction.

4.                                       In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Furthermore, UHS and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

5.                                       Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Emergent common stock.

6.                                       Defendant Emergent is a Nevada corporation and maintains its principal executive offices at 10939 Pendleton Street, Sun Valley, California, 91352. Emergent through its subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”), provides surgical equipment on a fee for service basis to hospitals, surgical care centers, and other health care providers in the United States. Emergent’s common stock is traded on the NYSE Amex under the ticker “LZR.”

7.                                       Defendant Bruce J. Haber (“Haber”) has served as Emergent’s Chief Executive Officer (“CEO”) and Chairman of the Board since January 2003.

8.                                       Defendant Mark Waldron (“Waldron”) has served as an Emergent director since August 2000. Waldron previously served as President and CEO of the Company from August 2000 through January 2003. According to the Company’s Annual Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form DEF 14A on April 9, 2010 (the “2010 Proxy”), Waldron is a member of the Company’s Compensation Committee.

9.                                       Defendant Howard Waltman (“Waltman”) has served as an Emergent director since 2001. According to the 2010 Proxy, Waltman is chair of the Company’s Compensation Committee and is a member of the Audit Committee.

10.                                 Defendant K. Deane Reade, Jr. (“Reade”) has served as an Emergent director since September 2005. According to the 2010 Proxy, Reade is chair of the Company’s Audit Committee and is a member of the Compensation Committee.

11.                                 Defendant Universal Hospital Services, Inc. is a Delaware corporation and maintains its principal executive offices at 7700 France Avenue South, Suite 275, Edina, Minnesota, 55345. According to the press release announcing the Proposed Transaction, Universal Hospital Services, Inc. is a leading provider of medical equipment management and service solutions to the U.S. health care industry. It manages more than 565,000 pieces of medical equipment for over 8,600 clients in all 50 states.

12.                                 Defendant Sunrise Merger Sub, Inc. is a Nevada corporation and is a wholly-owned subsidiary of Universal Hospital Services, Inc. created for the sole purpose of effecting the Proposed Transaction.

13.                                 The true names and capacities of defendants sued herein under California Code of Civil Procedure § 474 are Does 1-25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend the Complaint and include those Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

14.                                 The defendants identified in 7-10 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Emergent, and owe plaintiff and Emergent’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

15.                                 Each of the Individual Defendants at all times had the power to control and direct Emergent to engage in the misconduct alleged herein.  The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Emergent shareholders.

16.                                 In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Emergent, are obligated to:

(a)                                  objectively evaluate any reasonable proposed transaction, including the Proposed Transaction, to determine whether it is in the best interests of the Company and its public shareholders;

(b)                                 attempt to maximize shareholder value by considering all bona fide offers or strategic alternatives, including the Proposed Transaction; and

(c)                                  refrain from participating in any transaction in which they favor their own interests at the expense of Emergent and its public shareholders.

17.                                 The Company’s public shareholders deserve to receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, have violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public shareholders, including the duties of loyalty, good faith, candor, and due care due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

JURISDICTION AND VENUE

18.                                 This Court has jurisdiction over the causes of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

19.                                 This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with California so as to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.  Furthermore, Emergent conducts business in California and has its principal place of business at 10939 Pendleton Street, Sun Valley, California, 91352.

20.                                 Venue is proper in this Court because one or more of the defendants either resides or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein in violation of fiduciary duties owed to Emergent shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

CLASS ACTION ALLEGATIONS

21.                                 Plaintiff brings this action on her own behalf and as a class action on behalf of herself and the public shareholders of Emergent common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22.                                 This action is properly maintainable as a class action.

23.                                 The Class is so numerous that joinder of all members is impracticable. As of November 4, 2010, there were approximately 6,897,949 publicly held shares of Emergent common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country.

24.                                 Questions of law and fact are common to the Class, including, among others:

a.                                       Whether defendants have breached their fiduciary duties owed to plaintiff and the Class;

b.                                      Whether the Proposed Transaction is entirely fair; and

c.                                       Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

25.                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26.                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27.                                 Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

28.                                 On November 4, 2010, Emergent issued a press release wherein it announced its third quarter 2010 financial results. Although the Company noted continued softness in the demand for medical procedures and related services affecting various healthcare sectors, the Company’s still reported a 4.8% increase in revenues over the second quarter of 2010. Individual Defendant Haber commented:

With Emergent Group’s strong position in the marketplace and our strategic focus on sales, [] we were pleased to see sequential revenue growth between the second and third quarters despite the persistent softness that various healthcare sectors have experienced in overall demand for medical products and services. Although the economic downturn has caused some Americans to lose health insurance or postpone certain medical procedures, we continue to believe that not all such procedures can be delayed indefinitely. Thus, we have confidence that the current softness is a short-term phenomenon and we look forward to a recovery in the near future.

Furthermore, [ ] we know that Emergent Group’s business model remains attractive in the current economic climate as rentals allow our hospital and physician practice customers to conserve cash and still embrace the latest technologies. Rentals also give equipment manufacturers opportunities to partner with us and thereby extend their distribution channels beyond the typically long sales cycles. Thus, our strategic position and value proposition bode well for the future of Emergent Group.

[Emphasis added].

29.                                 Citing strong cash flow, on December 7, 2010, Emergent declared a one-time cash dividend of $0.40 per share and a regular cash dividend of $0.50 per share. The December 7, 2010 press release announcing the dividends also emphasized that Emergent has declared regular or special cash dividends totaling $2.20 per share since 2005. Individual Defendant Haber commented:

Emergent Group’s dividend declaration continues our practice of rewarding shareholders with the strong cash flow generated by our business model[.] At the same time, our cash flow allows us to actively pursue our growth strategies, including investment in new technologies, an aggressive sales force and processes that encourage hospitals, physician practices and manufacturers to collaborate with us on cost-effective equipment rentals.  Even in a period of healthcare industry softness, we have been able to manage our cash prudently and reduce our debt. Between the first and third quarters of 2010, we have seen our cash balance increase over 36% and total shareholders’ equity rise by more than 16%. We are pleased that Emergent Group has the resources to make this dividend declaration possible and we thank our shareholders for their ongoing support.

30.                                 That same press release also iterated a “road map” on how the Company planned to capitalize on certain industry trends and execute a growth strategy, mostly in part, by its subsidiary,

PRI Medical:

Emergent Group remains committed to these key growth strategies, executed by its wholly-owned subsidiary, PRI Medical Technologies, Inc.:

•                  Building an aggressive and experienced management and sales team focused on expanding per-procedure rentals of existing medical equipment and sales of accompanying consumable items in markets covering 16 states.

•                  Capitalizing on a number of important trends, including an aging population that will require a growing number of medical procedures for conditions, such as prostate enlargement (BPH), urinary incontinence, certain cancers (Cryosurgery), stable angina, and stones (Lithotripsy).

•                  Alleviating financial concerns of hospitals by helping them use rentals to conserve capital and upgrade to new, cost-effective medical technologies with the aid of company-trained technicians.

•                  Helping medical technology manufacturers to counter their long selling cycles by partnering with the company’s strong sales force to identify new rental opportunities and, thus, open up additional revenue streams.

•                  Identifying selective acquisition opportunities that expand Emergent Group’s geographic reach and scope of services.

31.                                 On February 7, 2011, Emergent issued a press release announcing the Proposed Transaction. Specifically the Tender Offer is “expected to commence in early March 2011.” Each Emergent shareholder who participates in the Tender Offer will receive $8.46 per share in cash for each share of Emergent they tender in the Tender Offer. This values the Proposed Transaction at approximately $70 million in the aggregate. Furthermore, the Tender Offer will be followed by a merger in which each remaining share of Emergent common stock will be converted into the same cash per share price paid in the Tender Offer.

32.                                 Pursuant to the Merger Agreement, Emergent had agreed to a 21-day “Go-Shop period” wherein “the Company may initiate, solicit and encourage competing bids from the date of the Merger Agreement through February 27, 2011.” However, after the expiration of the Go-Shop period, Emergent may not solicit or support any alternative acquisition proposals. In addition, assuming that UHS acquires at least 65% of the Company’s outstanding shares on a fully diluted basis, UHS intends to promptly take appropriate action to merge Emergent into a wholly-owned UHS subsidiary and pay all-non-tendering holders of Emergent the same consideration per share as paid in the Tender Offer.

33.                                 Moreover, to the detriment of Emergent’s shareholders, the Merger Agreement’s terms substantially favor UHS and are calculated to unreasonably dissuade potential suitors from making competing offers.

34.                                 Section 1.4 of the Merger Agreement grants UHS an irrevocable “Top-Up” option.

Section 1.4(a) of the Merger Agreement states:

(a) Subject to Section 1.4(b) and Section 1.4(c), the Company grants to Merger Sub, an irrevocable option, for so long as this Agreement has not been terminated pursuant to the provisions hereof (the “Top-Up Option”), to purchase from the Company, up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares owned by Merger Sub at the time of the exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”).

35.                                 In other words, even if UHS acquires 90% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiff and members of the Class. The coercive effect of the Top-Up Option is obvious. Under section 8.5 of the Merger Agreement, if UHS acquires 90% of Emergent’s shares through the Tender Offer, including through exercise of the Top-Up option, “the parties shall take all necessary and appropriate action to cause the Merger to be effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 92A.180 of Nevada Law.” Unless UHS gets the whole Company in the Tender Offer, it could exercise the Top-Up option and the public shareholders would be frozen out.

36.                                 While the Merger Agreement contains a 21-day Go-Shop period that lasted through February 27, 2011, should the Company have entered into discussions with any potential bidder, it had to provide the same information to UHS as it might to any prospective suitor. Section 6.4(a) of the Merger Agreement states:

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on the twenty-first (21st ) calendar day after the date of this Agreement (the “Go-Shop Period”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to: (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non-public information to any Person pursuant to a confidentiality agreement that constitutes an Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within twenty-four (24) hours thereafter) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or Merger Sub, and (ii) engage or enter into or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. Within one (1) Business Day following the conclusion of the Go-Shop Period, the Company shall notify Parent of the number of Excluded Parties and provide Parent with a written summary of the material terms and conditions of any Acquisition Proposal received from any Excluded Party (which material terms and conditions shall include the identity of the Person or group of Persons making the Acquisition Proposal).

37.                                 The Merger Agreement also contains a “No-Shop” restriction applicable at the end of the Go-Shop period as well as a severely limited “Fiduciary Out” provision that restricts the

Company from considering alternative acquisition proposals by, inter alia, constraining its ability to solicit or communicate with potential acquirers or consider their proposals. Under the No-Shop provision, the Company is effectively precluded from soliciting or considering Superior Proposals from third parties. Section 6.4(b) of the Merger Agreement states:

(b) Except as expressly permitted by this Section 6.4 and except as may relate to any Excluded Party, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ other Representatives to, (i) at 12:00 a.m. on the twenty-second (22nd) calendar day after the date of this Agreement (the “No-Shop Period Start Date”) immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 10, the Company shall not, and shall cause its Subsidiaries not to, and shall not authorize or permit its and its Subsidiaries’ Representatives to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal, or, subject to Section 6.4(c), (1) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (2) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 78.423 of Nevada Law, or (3) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal (each, a “Company Acquisition Agreement”).  Subject to Section 6.4(c), neither the Company Board nor any committee thereof shall fail to make, withdraw, amend, modify or materially qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or recommend an Acquisition Proposal, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, an “Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal.

38.                                 The Company is permitted to respond to a third party who submits a bona fide proposal that is or is reasonably likely to result in a Superior Proposal pursuant to Section 6.4(c) of the Merger Agreement.

39.                                 However, Emergent must keep UHS apprised of any other such Takeover Proposals, including the identity of the offeror or potential offeror and the terms of any competing offer, which discourages the emergence of a superior proposal. Section 6.4(d) of the Merger Agreement states:

(d) The Company Board shall not take any of the actions referred to in clauses (i) through (iv) of Section 6.4(c) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent fully informed, on a current basis, of the status and material terms of any such Acquisition Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Parent with at least twenty-four (24) hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Acquisition Proposal. The Company shall promptly provide Parent with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party, and, to the extent such information has not been previously provided to Parent, copies of such information.

40.                                 The Merger Agreement contains a severely limited fiduciary out clause that permits the Board to recommend against the Proposed Transaction and, if a Superior Proposal had been made, terminate the Merger Agreement and accept the Superior Proposal. The Board cannot simply exercise its fiduciary duties in good faith; rather it must notify and negotiate with UHS before any change of recommendation, and give UHS the opportunity to improve its offer if the Company has received a Superior Proposal. Section 6.4(e) of the Merger Agreement provides:

(e) Except as set forth in this Section 6.4(e), the Company Board shall not make any Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the Offer Closing, the Company Board may make an Adverse Recommendation Change or enter into (or permit any Subsidiary to enter into) a

Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least two (2) Business Days (the “Notice Period”) before making an Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make an Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (iv) the Company Board determines in good faith, after consulting with outside legal counsel and the Company Financial Advisor, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement.

41.                                 Further locking control of the Company up in favor of UHS is Section 10.3 of the Merger Agreement which contains a “Termination Fee” of $2,235,000. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Furthermore, Emergent may be obligated to reimburse UHS up to $1,700,000 in expenses, as well.

42.                                 In addition, as an inducement to enter into the Merger Agreement, and in consideration thereof, each of the Individual Defendants and certain of the Company’s executives, together representing ownership of more than approximately 47% percent of the Company’s outstanding shares entered into the Voting Agreements, to tender their shares in the Tender Offer and have further agreed to vote against any other alternatives to the Proposed Transaction. Sections 1.2(a) and (b) of the Voting Agreements state:

1.2 Agreement to Vote. The Stockholder hereby agrees that, during the term of this Agreement, at any meeting of the stockholders of the Company, however called, or any adjournment or postponement of such meeting, the Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of the Owned Common Shares (to the extent the Owned Common Shares are not purchased in the Offer):

(a) in favor of adoption of (1) the Merger Agreement and all the transactions contemplated by the Merger Agreement, including the Merger, and (2) any other matter that is required to facilitate the consummation of the transactions contemplated by the Merger Agreement and, in connection with the Merger Agreement, to execute any documents which are necessary or appropriate in order to effectuate the foregoing; and

(b) against (1) any Acquisition Proposal and any agreement or arrangement related to such Acquisition Proposal, and (2) any action or agreement that would impair the ability of Parent and the Merger Sub to complete the Offer or the Merger, or the ability of the Company to consummate the Merger, or that would otherwise be inconsistent with or prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement.

43.                                 Furthermore, the Voting Agreements contain a restriction on the ability of the Individual Defendants to solicit alternative acquisition proposals, provide information and engage in discussions with third parties. Section 4.3 of the Voting Agreements states:

4.3 No Solicitation. From the date hereof until the Closing or the earlier termination of the Merger Agreement in accordance with its terms, the Stockholder shall not, other than as permitted in Section 6.4 of the Merger Agreement, directly or indirectly, (i) initiate, solicit or take any action to facilitate or encourage the submission of an Acquisition Proposal, (ii) enter into, engage or participate in any discussions or negotiations with any Person concerning an Acquisition Proposal or the making of an Acquisition Proposal, or (iii) furnish any information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise cooperate with, assist, facilitate or encourage any effort by any Person in connection with an Acquisition Proposal or inquiries regarding an Acquisition Proposal or the making of an Acquisition Proposal.

44.                                 The Voting Agreements effectively locked almost half of the Company’s shares up in favor of UHS as the senior executives who executed the agreements, have on information and belief, secured positions after completion of the Proposed Transaction.

45.                                 Not surprisingly, on February 28, 2011, Emergent announced that the “no-shop” period had expired without a single topping offer being made for the Company.

46.                                 These acts, combined with other defensive measures the Company has in place, effectively precluded any other bidders that might be interested in paying more than UHS for the Company from taking their bids directly to the Company’s owners - its shareholders - and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.

47.                                 The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Emergent is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

48.                                 The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

49.                                 Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

50.                                 As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Emergent’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Emergent’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Emergent’s public shareholders; (e)

actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Emergent; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

51.                                 The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

52.                                 As alleged herein, defendants have initiated a process to sell Emergent that undervalues the Company and vests them with benefits that are not shared equally by Emergent’s public shareholders — a clear effort to take advantage of the temporary depression in Emergent’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Emergent at a price that does not adequately reflect the Company’s true value. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

53.                                 As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

54.                                 Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Emergent and UHS)

55.                                 Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

56.                                 Defendants Emergent and UHS knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred.  In connection with discussions regarding the Proposed Transaction, Emergent provided and UHS obtained, sensitive non-public information concerning Emergent’s operations and thus had unfair advantages that enabled it to acquire the Company at an unfair and inadequate price.

57.                                 As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Emergent shares.

58.                                 Plaintiff and the members of the Class have no adequate remedy at law. WHEREFORE, plaintiff demands injunctive relief, in her favor and in favor of the Class, and against the defendants, as follows: A. Declaring that this action is properly maintainable as a class action, certifying plaintiff as Class representative, and certifying her counsel as Class counsel; B. Preliminarily and permanently enjoining defendants from proceeding with the Proposed Transaction unless and until such time the Individual Defendants have acted in accordance with their fiduciary duties to maximize shareholder value; C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Emergent’s shareholders; D. Declaring that the Individual Defendants have violated their fiduciary duties to plaintiff and the Class; E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and F. Granting such other and further equitable relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

Dated: March 1, 2011	THE ROSEN LAW FIRM P.A.

	By:	/s/ Laurence Rosen
LAURENCE ROSEN (CSB# 219683)
333 South Grand Avenue, 25th Floor
Los Angeles, CA 90071

Tel: (213) 785-2610
Fax: (213) 226-4684

OF COUNSEL:

SETH D. RIGRODSKY

BRIAN D. LONG

RIGRODSKY & LONG, P.A.

919 North Market Street, Suite 980

Wilmington, Delaware 19801

Tel.: (302) 295-5310

Fax: (302) 654-7530